UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

The board of directors of EPWK Holdings Ltd. (the “Company”) have recently approved and authorized the adoption of its 2025 Share Incentive Plan (the “2025 Plan”). Under the 2025 Plan, the maximum aggregate number of shares that may be issued shall be 1,500,000 Class A Ordinary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025	EPWK HOLDINGS LTD.

	By:	/s/ Guohua Huang
Guohua Huang
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
99.1	2025 Equity Incentive Plan
99.2	Home Country Practice Letter dated March 7, 2025

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